UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
       DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

                         Commission File Number: 0-22436

                            Lady Luck Mississippi, Inc.
             (Exact name of registrant as specified in its charter)

         206 North Third Street, Las Vegas, Nevada 89101 (702) 477-3000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     11 7/8% First Mortgage Notes due 2001
            (Title of each class of securities covered by this Form)


   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      |_|          Rule 12h-3(b)(1)(i)        |X|
         Rule 12g-4(a)(1)(ii)     |_|          Rule 12h-3(b)(1)(ii)       |_|
         Rule 12g-4(a)(2)(i)      |_|          Rule 12h-3(b)(2)(i)        |_|
         Rule 12g-4(a)(2)(ii)     |_|          Rule 12h-3(b)(2)(ii)       |_|
                                               Rule 15d-6                 |X|

     Approximate number of holders of record as of the certification or notice date: 28 as of April 16, 1997

     Pursuant to the requirements of the Securities Exchange Act of 1934(Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 7, 1997
By:    /s/Andrew H. Tompkins, Sole Director and Chief Executive Officer

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.